Exhibit 99.2

Below is a transcript of the Video substantially in the form below:

At Kustom Entertainment we’re not just passionate about the music industry, our CEO and his family helps define it. Now, with that rich legacy of quality production and one-of-a-kind experiences, we are changing the world of live entertainment again.

Kustom Entertainment, we take you beyond the music.